Juan Carlos George         388 Greenwich St,          T 212-723-7070
  Managing Director          New York, NY 10013
juan.carlos.george@citi.com
  Latin America ECM


May 27, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Registration Statement on Form F-4 (Registration No. 333-262552)

To whom it may concern:

    Reference is made to the above-referenced registration statement (the
Registration Statement   ) of
Alpha Capital Holdco Company (the    Issuer   ) under the Securities Act of
1933, as amended (the    Securities
Act   ) with respect to a proposed business combination involving a merger, consolidation, exchange of
securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and
one or more target companies (the    Transaction   ). The Registration
Statement has not yet been declared
effective as of the date of this letter.

    This letter is to advise you that, effective as of May 18, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

    Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act
or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.
This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                          Sincerely,



                                                          By:
______________________________
                                                          Name:
                                                          Title:



    cc: AleF Oxenford, Alpha Capital Acquisition Company
        Daniel Brass, Davis Polk & Wardwell LLP
        Michael Blankenship, Winston & Strawn LLP